DFP Holdings Limited

2F-1, No. 178-5, Section 2, Chang’an East Road, Zhongshan District, Taipei City, Taiwan

August 8, 2023

Office of Trade & Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	DFP Holdings Limited
Registration Statement on Form S-1/A
Filed July 7, 2023
File No. 333-271858

Dear Mr. Kim and Ms. Brillant,

This letter is in response to the letter dated August 2, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to DFP Holdings Limited (the “Company,” “we,” and “our”). For ease of reference, the Staff’s comments are recited below in bold and are followed by the Company’s responses. Amendment No. 2 to the Registration Statement on Form S-1 (the “S-1/A”) is being filed to accompany this letter.

Amendment No.1 to Registration Statement on Form S-1 Filed July 7, 2023

General

1.	We note your revised disclosure in response to comment 8. Please discuss on your cover page the influence and control your sole officer and director will have in your company. In this regard, we note that he currently holds the majority of the outstanding shares and will continue to hold a substantial percentage of your outstanding shares after the completion of this offering. Please revise to include a related risk factor.

Response: The Company respectfully acknowledged the Staff’s comments and has revised the disclosures in the Preliminary Prospectus on cover page, the Prospectus Summary on page 3 and the Risk Factors (Risks Related to our Business on page 7 and Risks Related to this Offering on page 10) of the Form S-1/A, respectively.

Thank you in advance for your assistance in reviewing our responses and the Amendment No. 2 to Form S-1. Should you have any questions with respect to the above response or the Form S-1/A, please do not hesitate to contact me or our U.S. legal counsel, Jackson L. Morris.

Sincerely,

/s/ Hsu Shou Hung
Hsu Shou Hung
Chief Executive Officer